May 25, 2005

Via Facsimile (202) 772-9213
Frank Green
Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	The Procter & Gamble Company (the “Company”); Draft of Amendment No. 3 to Form S-4 Submitted May 24, 2005 (File No. 333-123309)

Dear Mr. Green:

This letter is in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter from Pamela A. Long to James J. Johnson and Richard K. Willard dated May 24, 2005. For your convenience, we have set forth below in italics the Commission’s numbered comments in their entirety followed by the responses thereto.

1.	We note your May 23 and 24, 2005, responses to our prior comments. Your responses state that “Gillette products (including Oral-B and Duracell)...”, and Braun products, are sold into Iran, and that the products sold into Iran “are consumer products and used to enhance the day-to-day life of ordinary citizens.” Please clarify for us whether, to the best of Gillette’s knowledge, understanding and belief, the nature of all of the Gillette and Braun products sold into Iran is such that they can be used only for household and personal consumer purposes, and not put to industrial or other alternate uses by the government of Iran. In this regard, we note the disclosure in your May 24 letter that the products sold into Iran include “household appliances,” and the disclosure in the registration statement that “Gillette also sells small household and personal diagnostic appliances under the Braun brand.” Confirm for us, if true, that Gillette products sold into Iran are sold to private parties and not to the government of Iran.

Response:

In response to the Staff’s request, Gillette supplementally advises the Staff that to the best of Gillette’s knowledge, understanding and belief, the Gillette products

Frank Green
May 25, 2005

(including Braun products) that are sold by Gillette’s distributors in Iran are consumer products that are not intended to be, nor are they expected to be, put to industrial or other purposes which are not household or personal consumer purposes by the government of Iran. Gillette believes that it is possible that, in addition to private parties, Gillette products are sold by Gillette’s distributors to Iranian governmental enterprises (such as schools, hospitals, etc.). However, as noted above, to the best of Gillette’s knowledge, understanding and belief, these products are not intended to be nor are they expected to be put to industrial or other purposes which are not household or personal consumer purposes by the government of Iran.

2.	We note that the registration statement, including the periodic reports of Procter & Gamble and Gillette incorporated by reference into the registration statement and the exhibits thereto, includes no disclosure of the fact that the companies’ products are sold into Syria and Iran. The registration statement should be revised to include such disclosure.

Response:

In response to the Staff’s request, the Company has included disclosure on page I-42 regarding the Company’s operations in Syria and Gillette’s operations in Iran and Iraq.

3.	We note your proposed response to prior comment 4 in our May 16th letter. You reduced the amount of anticipated merger-related costs by $30 million and carved out the Merrill Lynch fee. Please disclose the anticipated Merrill Lynch fee in the registration statement or advise us why you have made these revisions.

Response:

In response to the Staff’s request, the Company has revised its disclosure on page I-8/I-9 to specifically state that the amount of the anticipated merger-related costs does not include certain fees to be paid to Merrill Lynch, which will be an amount agreed upon by the Company and Merrill Lynch. The Company has also disclosed that although the exact amount of the Merrill Lynch fee has not been determined, it is anticipated that it will be in the range of $30 million.

Please contact the undersigned at (212) 504-5555 if you have any questions regarding the Company’s response herein provided.

Frank Green
May 25, 2005

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:	Brigitte Lippmann
James J. Johnson, Esq.
Richard K. Willard, Esq.
George R. Bason, Jr., Esq.